Ask FUNDING

money when it matters

SEC Mail Processing Section

JUL 13 2009

Washington, DC
110

09046601

01 July 2009 **SEC No. 82-34925**

Filing Desk
US Securities and Exchange Commission
100 F Street, N.E.
Washington DC 20549

SUPPL

Impact Capital Ltd

Dear Sir/ Madam,

The attached papers relate to submissions by the Company, under Rule 12g3-2(b) in respect to the month of June 2009.

Sincerely,

Alison Hill
Chief Financial Officer
& Company Secretary

dlw 7/21

P 1800 587 827
F 1300 727 390
PO Box 7111
Riverside Centre,
Brisbane Qld 4001

Form 605

Corporations Law
Section 671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	Ask Funding Limited
ABN/ARSN	22 094 503 385
1. Details of substantial holder (1)	
Name	Schroder Investment Management Australia Limited
ABN/ARSN (if applicable)	22 000 443 274

The holder ceased to be a substantial holder on	11/06/2009
The previous notice was given to the company on	17/06/2008
The previous notice was dated	11/06/2008

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's voted affected
13/06/2008 – 11/07/2008	SIMAL	In-specie transfer in	N/A	52,264	52,264
11/06/2009	SIMAL	In-specie transfer out	N/A	2,912,137	2,912,137

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Schroder Investment Management (Australia) Limited ("SIMAL")	Level 20 , 123 Pitt Street, Sydney, 2000, Australia

Ask FUNDING
money when it matters

ASX RELEASE 29 June 2009

APPOINTMENT OF ALTERNATE DIRECTOR

Ask Funding Limited announces the appointment of Ms Alison Hill as an Alternate Director for executive director Mr. Russell Templeton.

The appointment is effective as of 26 June 2009.

Ms Hill is the Chief Financial Officer and Company Secretary of Ask Funding Limited.

ABOUT ASK FUNDING
Ask Funding Limited (formerly Impact Capital Limited) was the first mainstream pre-settlement lender to list on the Australian Securities Exchange.

The company's main product offerings relate to:

- Personal injury claims;
- Matrimonial settlements;
- Inheritance Funding; and
- Outlay disbursement funding for key legal firms and their clients.

For further information please contact:

Russell Templeton
Managing Director
+ 61 (0) 7 3211 8000
+ 61 (0) 407 639 622

Alison Hill
Chief Financial Officer and Company Secretary
+ 61 (0) 7 3211 8000
+ 61 (0) 411 488 850

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity:	ASK FUNDING LIMITED
ABN:	22 094 503 385

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Alison Hill (alternate for Russell Eric Templeton)
Date of appointment	26 June 2009

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
162,607 ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. N/A	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.